SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE 13E-3
(Rule 13e-100)
____________________

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
____________________

TRILOGY INTERNATIONAL PARTNERS INC.
(Name of the Issuer)
___________________

Trilogy International Partners Inc.
SG Enterprises II, LLC
(Names of Persons Filing Statement)
____________________

Common Shares Without Par Value
(Title of Class of Securities)
____________________

89621T108
(CUSIP Number of Class of Securities)
____________________
Scott K. Morris Trilogy International Partners Inc. 155 108th Avenue NE, Suite 400 Bellevue, WA 98004 Telephone: (425) 458-5900	John W. Stanton SG Enterprises II, LLC 155 108th Avenue NE, Suite 400 Bellevue, WA 98004 Telephone: (425) 458-5900

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)
____________________
With copies to:
Gregg S. Lerner Joel I. Frank Friedman Kaplan Seiler Adelman & Robbins LLP 7 Times Square, 28th Floor New York, NY 10036 Telephone: (212) 833-1100	Trisha Robertson Kyle Misewich Blake, Cassels & Graydon LLP 1133 Melville Street, Suite 3500, The Stack Vancouver, BC, Canada V6E 4E5 Telephone: (604) 631-3300	James Beeby Bennett Jones LLP 2500 Park Place 666 Burrard Street Vancouver, BC, Canada V6C 2X8 Telephone: (604) 891-7500

____________________
This statement is filed in connection with (check the appropriate box):
a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐ The filing of a registration statement under the Securities Act of 1933.
c. ☐ A tender offer.
d. ☐ None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

TABLE OF CONTENTS

Page

INTRODUCTION	1

Item 1.	Summary Term Sheet.	1

Item 2.	Subject Company Information.	2

Item 3.	Identity and Background of Filing Person.	2

Item 4.	Terms of the Transaction.	3

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.	4

Item 6.	Purposes of the Transaction and Plans or Proposals.	5

Item 7.	Purposes, Alternatives, Reasons and Effects.	6

Item 8.	Fairness of the Transaction.	8

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations.	9

Item 10.	Source and Amounts of Funds or Other Consideration.	10

Item 11.	Interest in Securities of the Subject Company.	10

Item 12.	The Solicitation or Recommendation.	11

Item 13.	Financial Information.	11

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.	12

Item 15.	Additional Information.	12

Item 16.	Exhibits.	13

SIGNATURES	14

INTRODUCTION

This Rule 13E-3 Transaction Statement, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Trilogy International Partners Inc. (the “Company”), a British Columbia, Canada corporation and the issuer of the common shares, without par value (the “Common Shares”) that are subject to the Rule 13e-3 transaction; and (ii) SG Enterprises II, LLC (the “Purchaser”), a Washington limited liability company. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Arrangement Agreement, dated December 19, 2023 (as it may be amended from time to time, the “Arrangement Agreement,” and the transactions contemplated thereby, the “Arrangement”) among the Company and the Purchaser. Pursuant to the Arrangement, the Purchaser will, among other things, acquire all of the issued and outstanding Common Shares of the Company.

The Board (other than John W. Stanton who recused himself from the vote of the Board), based in part on the unanimous recommendation of the Special Committee, has (a) determined unanimously that the Arrangement is  in the best interests of the Company and is fair, from a financial point of view, to the Shareholders, (b) approved unanimously the Arrangement, and (c) resolved unanimously to recommend that the Shareholders vote “FOR” the proposal to adopt the Arrangement Agreement and approve the Arrangement.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to the definitive version of which the Company’s board of directors will be soliciting proxies from the Shareholders in connection with the Arrangement. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Arrangement Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 have the meanings given to them in the Proxy Statement.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement was supplied by the Company. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Arrangement”

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a)          Name and Address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

Trilogy International Partners Inc.
155 108th Avenue NE, Suite 400
Bellevue, WA 98004
(425) 458-5900

(b)          Securities. The subject class of equity securities is the Common Shares of the Company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Special Meeting – Advice to Registered Shareholders- Voting and Revocation of Proxies”

“Important Information About the Company – Security Ownership”

(c)          Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information About the Company – Trading in Securities to be Acquired”

(d)          Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“The Arrangement Agreement – Covenants”

“Important Information About the Company – Dividend Policy”

(e)          Prior Public Offerings. None.

(f)          Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information About the Company – Previous Purchases and Sales”

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c)          Name and Address; Business and Background of Entities; Business and Background of Natural Persons. Trilogy International Partners Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Parties to the Arrangement”

“Important Information About the Company – Company Background”

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a)(1)          Tender Offers. Not applicable.

(a)(2)          Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Arrangement”

“The Arrangement – Background of the Arrangement”

“The Arrangement – Recommendation of the Special Committee; Reasons for the Arrangement; Recommendation of the Board; Fairness Opinion”

“The Arrangement – Purchaser’s Purposes and Reasons for the Arrangement”

“The Arrangement – Position of the Purchaser as to Fairness Opinion”

“The Arrangement – Plans for the Company After the Arrangement”

“The Arrangement – Certain Effects of the Arrangement”

“The Arrangement – Interests of the Company’s Directors and Executive Officers in the Arrangement”

“The Arrangement – Anticipated Accounting Treatment of the Arrangement”

“The Arrangement – Material U.S. Federal Income Tax Consequences of the Arrangement”

“The Special Meeting – Advice to Registered Shareholders- Voting and Revocation of Proxies”

“The Arrangement – Conditions Precedent to the Arrangement”

“Agreements Involving Common Shares – Voting Agreements”

(b)          Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Arrangement”

“The Arrangement – Certain Effects of the Arrangement”

“The Arrangement – Interests of the Company’s Directors and Executive Officers in the Arrangement”

(c)          Different Terms. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“The Arrangement –Recommendation of the Special Committee; Reasons for the Arrangement; Recommendation of the Board; Fairness Opinion”

“The Arrangement – Certain Effects of the Arrangement”

“The Arrangement – Interests of the Company’s Directors and Executive Officers in the Arrangement”

“Important Information About the Company – Previous Purchases and Sales”

(d)          Appraisal Rights. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Arrangement”

“Dissent Rights”

Annex C: Division 2 of Part 8 of the Business Corporations Act (British Columbia).

(e)          Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Stockholders”

(f)          Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)(1)-(2)  Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Arrangement – Background of the Arrangement”

“The Arrangement – Interests of the Company’s Directors and Executive Officers in the Arrangement”

“Agreements Involving Common Shares”

“Important Information About the Company –Previous Purchases and Sales”

(b)-(c)          Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Arrangement – Background of the Arrangement”

“The Arrangement – Recommendation of the Special Committee; Reasons for the Arrangement; Recommendation of the Board; Fairness Opinion”

“The Arrangement – Purchaser’s Purposes and Reasons for the Arrangement”

“The Arrangement – Position of Purchaser as to Fairness Opinion”

“The Arrangement – Plans for the Company After the Arrangement”

“The Arrangement – Interests of the Company’s Directors and Executive Officers in the Arrangement”

“The Arrangement Agreement”

“Agreements Involving Common Shares”

Annex A: Arrangement Agreement

Exhibit (d)(2): Form of Voting Agreements

(d)          Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Arrangement – Certain Effects of the Arrangement”

“The Arrangement – Financing”

“The Arrangement – Interests of the Company’s Directors and Executive Officers in the Arrangement”

“The Special Meeting – Advice to Registered Shareholders- Voting and Revocation of Proxies”

“The Arrangement Agreement”

“Agreements Involving Common Shares”

“Important Information About the Company – Previous Purchases and Sales”

Annex E: Plan of Arrangement

Exhibit (d)(2): Form of Voting Agreements

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a)          Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Arrangement”

“The Arrangement – Certain Effects of the Arrangement”

“The Arrangement – Plans for the Company After the Arrangement”

“The Arrangement – Financing”

“Agreements Involving Common Shares”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Arrangement”

“The Arrangement – Background of the Arrangement”

“The Arrangement – Recommendation of the Special Committee; Reasons for the Arrangement; Recommendation of the Board; Fairness Opinion”

“The Arrangement – Purchaser’s Purposes and Reasons for the Arrangement”

“The Arrangement – Plans for the Company After the Arrangement”

“The Arrangement — Certain Effects of the Arrangement”

“The Arrangement – Financing”

“The Arrangement – Interests of the Company’s Directors and Executive Officers in the Arrangement”

“Agreements Involving Common Shares”

“Important Information About the Company – Previous Purchases and Sales”

“Important Information About the Company – Dividend Policy”

“Delisting and Deregistration of Common Shares”

Annex E: Plan of Arrangement

Item 7.	Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a)          Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Arrangement – Background of the Arrangement”

“The Arrangement – Recommendation of the Special Committee; Reasons for the Arrangement; Recommendation of the Board; Fairness Opinion”

“The Arrangement – Purchaser’s Purposes and Reasons for the Arrangement”

“The Arrangement – Position of the Purchaser as to Fairness Opinion”

(b)          Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Arrangement – Background of the Arrangement”

“The Arrangement – Recommendation of the Special Committee; Reasons for the Arrangement; Recommendation of the Board; Fairness Opinion”

(c)          Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Arrangement – Background of the Arrangement”

“The Arrangement – Recommendation of the Special Committee; Reasons for the Arrangement; Recommendation of the Board; Fairness Opinion”

“The Arrangement – Purchaser’s Purposes and Reasons for the Arrangement”

“The Arrangement – Certain Effects of the Arrangement”

(d)          Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Arrangement”

“The Arrangement – Background of the Arrangement”

“The Arrangement – Recommendation of the Special Committee; Reasons for the Arrangement; Recommendation of the Board; Fairness Opinion”

“The Arrangement – Purchaser’s Purposes and Reasons for the Arrangement”

“The Arrangement—Position of the Purchaser as to Fairness Opinion”

“The Arrangement – Plans for the Company After the Arrangement”

“The Arrangement – Certain Effects of the Arrangement”

“The Arrangement – Projected Financial Information”

“The Arrangement – Financing”

“The Arrangement – Interests of the Company’s Directors and Executive Officers in the Arrangement”

“The Arrangement – Material U.S. Federal Income Tax Consequences of the Arrangement”

“The Arrangement – Material Canadian Federal Income Tax Consequences of the Arrangement”

“Notices to Shareholders in  Canada”

“The Arrangement – Anticipated Accounting Treatment of the Arrangement”

“Agreements Involving Common Shares”

“Dissent Rights”

Annex E: Plan of Arrangement

Item 8.	Fairness of the Transaction.

Regulation M-A Item 1014

(a)-(b)     Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Arrangement – Background of the Arrangement”

“The Arrangement – Recommendation of the Special Committee; Reasons for the Arrangement; Recommendation of the Board; Fairness Opinion”

“The Arrangement – Recommendation of the Board”

“The Arrangement – Fairness Opinion”

“The Arrangement – Purchaser’s Purposes and Reasons for the Arrangement”

“The Arrangement – Position of Purchaser as to Fairness Opinion”

“The Arrangement – Interests of the Company’s Directors and Executive Officers in the Arrangement”

“Important Information About the Company – Company Background”

“Important Information About the Company – Book Value Per Share”

“Important Information About the Company – Trading in Securities to be Acquired”

“Important Information About the Company – Previous Purchases and Sales”

“Important Information About the Company – Previous Distributions”

Annex B: Opinion of Haywood Securities Inc.

Exhibit (c)(2): Financial Fairness Presentation, dated December 2023, of Haywood Securities Inc. to the Special Committee.

(b)          Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Arrangement”

“The Special Meeting – Advice to Registered Shareholders- Voting and Revocation of Proxies”

“The Arrangement Agreement – Conditions Precedent to the Arrangement”

(c)          Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Arrangement – Background of the Arrangement”

“The Arrangement— Recommendation of the Special Committee; Reasons for the Arrangement; Recommendation of the Board; Fairness Opinion”

“The Arrangement – Fairness Opinion”

Annex B: Opinion of Haywood Securities Inc.

Exhibit (c)(2): Financial Fairness Presentation, dated December 2023, of Haywood Securities Inc. to the Special Committee.

(d)          Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Arrangement”

“The Arrangement – Background of the Arrangement”

“The Arrangement – Recommendation of the Special Committee; Reasons for the Arrangement; Recommendation of the Board; Fairness Opinion”

“The Arrangement – Recommendation of the Board”

(e)          Other Offers. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“The Arrangement – Background of the Arrangement”

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations.

Regulation M-A Item 1015

(a)-(c)     Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Arrangement – Background of the Arrangement”

“The Arrangement – Recommendation of the Special Committee; Reasons for the Arrangement; Recommendation of the Board; Fairness Opinion”

“The Arrangement – Fairness Opinion”

“Where You Can Find More Information”

Annex B: Opinion of Haywood Securities Inc.

Exhibit (c)(2): Financial Fairness Presentation, dated December 2023, of Haywood Securities Inc. to the Special Committee.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours.

Item 10.	Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a)-(b)     Source of Funds; Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“The Arrangement – Financing”

(c)          Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Arrangement – Financing”

“The Arrangement – Fees and Expenses”

“The Arrangement Agreement – Expenses and Expense Reimbursement”

(d)          Borrowed Funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a)          Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information About the Company – Security Ownership”

(b)          Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Arrangement – Financing”

“Agreements Involving Common Shares”

“Important Information About the Company – Previous Purchases and Sales”

Item 12.	The Solicitation or Recommendation.

Regulation M-A Item 1012

(a)          Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Arrangement”

“The Arrangement – Recommendation of the Special Committee; Reasons for the Arrangement; Recommendation of the Board; Fairness Opinion”

“The Arrangement – Recommendation of the Board”

“The Arrangement – Purchaser’s Purposes and Reasons for the Arrangement”

“The Arrangement – Position of Purchaser as to Fairness Opinion”

“The Arrangement – Financing”

“The Arrangement – Interests of the Company’s Directors and Executive Officers in the Arrangement”

“The Special Meeting – Advice to Registered Shareholders- Voting and Revocation of Proxies”

“Agreements Involving Common Shares – Voting Agreements”

(b)          Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Arrangement”

“The Arrangement – Background of the Arrangement”

“The Arrangement – Recommendation of the Special Committee; Reasons for the Arrangement; Recommendation of the Board; Fairness Opinion”

“The Arrangement – Purchaser’s Purposes and Reasons for the Arrangement”

“The Arrangement – Position of the Purchaser as to Fairness Opinion”

Item 13.	Financial Information.

Regulation M-A Item 1010

(a)          Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information About the Company – Book Value Per Share”

“Where You Can Find More Information”

The audited financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and the financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed as Annex G and H, respectively, to the Proxy Statement and are incorporated herein by reference.

(b)          Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a)-(b)          Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Arrangement”

“The Arrangement – Background of the Arrangement”

“The Arrangement – Fees and Expenses”

“The Special Meeting”

Item 15.	Additional Information.

Regulation M-A Item 1011

(a)          Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits.

Regulation M-A Item 1016

Exhibit Number	Description
(a)(1)
Proxy Statement of Trilogy International Partners Inc. (incorporated by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission on January 22, 2024, and incorporated herein by reference (the “Proxy Statement”)).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).
(a)(3)	Letter to the Company Shareholders (incorporated herein by reference to the Proxy Statement).
(a)(4)	Notice of Special Meeting of Shareholders and Proxy Statement and Information Circular (incorporated herein by reference to the Proxy Statement).
(a)(5)	Press Release dated December 20, 2023 (filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed December 20, 2023 and incorporated herein by reference).
(c)(1)	Opinion of Haywood Securities Inc. dated December 19, 2023 (incorporated herein by reference to Annex B of the Proxy Statement).
(c)(2)	Financial Fairness Presentation, dated December 2023, of Haywood Securities Inc. to the Special Committee.
(d)(1)	Arrangement Agreement, dated December 19, 2023, among the Company and SG Enterprises II, LLC (incorporated herein by reference to Annex A of the Proxy Statement).
(d)(2)
Form of Voting Agreement by and between SG Enterprises II, LLC and the officers and directors of Trilogy International Partners Inc. (incorporated herein by reference to Schedule E of Annex A to the Proxy Statement).

(d)(3)	Resolutions of the shareholders (incorporated herein by reference to Annex D of the Proxy Statement).
(d)(4)	Plan of Arrangement (incorporated herein by reference to Annex E of the Proxy Statement).
(f)	Division 2 of Part 8 of the Business Corporations Act (British Columbia) (incorporated herein by reference to Annex C of the Proxy Statement).
107	Filing Fee Table.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2024

TRILOGY INTERNATIONAL PARTNERS INC.

/s/ Bradley J. Horwitz
Name:	Bradley J. Horwitz
Title:	Chief Executive Officer

SG ENTERPRISES II, LLC

/s/ John W. Stanton
Name:	John W. Stanton
Title:	Governor

Exhibit Index

Exhibit Number	Description
(a)(1)
Proxy Statement of Trilogy International Partners Inc. (incorporated by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission on January 22, 2024, and incorporated herein by reference (the “Proxy Statement”)).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).
(a)(3)	Letter to the Company Shareholders (incorporated herein by reference to the Proxy Statement).
(a)(4)	Notice of Special Meeting of Shareholders and Proxy Statement and Information Circular (incorporated herein by reference to the Proxy Statement).
(a)(5)	Press Release dated December 20, 2023 (filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed December 20, 2023 and incorporated herein by reference).
(c)(1)	Opinion of Haywood Securities Inc. dated December 19, 2023 (incorporated herein by reference to Annex B of the Proxy Statement).
(c)(2)	Financial Fairness Presentation, dated December 2023, of Haywood Securities Inc. to the Special Committee.
(d)(1)	Arrangement Agreement, dated December 19, 2023, among the Company and SG Enterprises II, LLC (incorporated herein by reference to Annex A of the Proxy Statement).
(d)(2)
Form of Voting Agreement by and between SG Enterprises II, LLC and the officers and directors of Trilogy International Partners Inc. (incorporated herein by reference to Schedule E of Annex A to the Proxy Statement).

(d)(3)	Resolutions of the shareholders (incorporated herein by reference to Annex D of the Proxy Statement).
(d)(4)	Plan of Arrangement (incorporated herein by reference to Annex E of the Proxy Statement).
(f)	Division 2 of Part 8 of the Business Corporations Act (British Columbia) (incorporated herein by reference to Annex C of the Proxy Statement).
107	Filing Fee Table.